Fushi Copperweld, Inc TYG Center Tower B, Suite 2601 Dongsanhuan Bei Lu, Bing 2 Beijing, P.R. China 100027 www.fushicopperweld.com

February 18, 2011

Terence O’Brien
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Fushi Copperweld, Inc.
Form 10-K for the year ended December 31, 2009 filed March 16, 2010
Form 10-Q for the quarter ended June 30, 2010
File No. 1-33669

Dear Mr. O”Brien:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on January 6, 2011 (the “Comment Letter”).  The discussion below reflects our responses to the Comment Letter and is presented in the order of the numbered comments in the Staff’s letter.

Form 10-K for the year ended December 31, 2009

Management’s Discussion and Analysis, page 34

1.
We have read your response to comment 3 in our letter dated December 2, 2010. You have told us you will disclose the risks and uncertainties surrounding management’s ability to control Dalian Fushi via the Restructuring Agreements in the Risk Factors section of future Forms 10-K rather than in MD&A in future filings. We continue to believe that this discussion is warranted in MD&A because MD&A should contain, as previously requested, a description of the cash flows and their forms, and any restrictions that move through the various subsidiaries up to the parent. This will enable readers to understand the impact to liquidity and cash flows as a result of the arrangements under the Restructuring Agreements for the periods presented.

The Company respectfully advises the Staff that for the years ended December 31, 2009 and 2010, there were minimal transactions between Dalian Fushi, the variable interest entity, and the Company’s subsidiaries.  The Company advises the Staff that in our future Form 10-K filings, we will add additional disclosures within the “Liquidity and Capital Resources” section in MD&A about material cash flows and their forms, if any, and any restrictions that move through the various subsidiaries up to the parent. The Company advises the Staff that we will also add the additional risk factor as described in the response to the Staff’s comment number 3 dated December 15, 2010 in the Risk Factors section of future Form 10-K filings.

Liquidity and Capital  Resources, page 47

2.
We have read your response to comment 5 in our letter dated December 2, 2010. Please ensure that the clarifying information you intend to provide in future filings adequately quantifies the additions to property, plant and equipment as well as clarifies the respective useful lives of those additions and how such additions specifically impacted the increase in depreciation expense.

The Company respectfully advises the Staff that in our future Form 10-K filings, we will disclose the additions to property, plant and equipment, the estimated useful lives of those additions in each category and how such additions would affect depreciation expense if material.

3.	We have read your response to comment 6 in our letter dated December 2, 2010. Please provide such clarifying information in future filings.

The Company respectfully advises the Staff that in our future Form 10-K filings, we will add the clarifying information as described in our response to the Staff’s comment number 6 dated December 15, 2010.

4.
We have read your response to comment 7 in our letter dated December 2, 2010. As previously requested, please provide us with your proposed future disclosures for your critical accounting policy on consolidation. Ensure your disclosures more fully reflect the requirements of consolidation that are set forth in ASC Topic 810-10-25-38A and 810-10-65-2.

The Company respectfully advises the Staff that in our future Form 10-K filings, we will add the following disclosure in the Critical Accounting Policy section of our MD&A.

Principles of Consolidation

The consolidated financial statements include the financial statements of Fushi, its wholly owned subsidiaries, and Dalian Fushi, a variable interest entity in which the Company is the primary beneficiary. All significant inter-company transactions and balances have been eliminated on consolidation.

The Company has no legal ownership interest in Dalian Fushi. However, through a series of contractual agreements, including Entrusted Management Agreement, Voting Proxy Agreement, the Share Pledge Agreement and Exclusive Option Agreement (collectively, the “Restructuring Agreements”) among Fushi International, Dalian Fushi and its shareholders, Dalian Fushi’s shareholders have assigned all their rights as shareholders, including voting rights and disposition rights of their equity interests in Dalian Fushi to the Company.

In accordance with Accounting Standards Codification 810-10-15-14, Dalian Fushi is determined to be a variable interest entity because its holders of the equity investments do not participate significantly in income and losses and do not possess the direct or indirect ability through voting or similar rights to make decisions regarding its activities that have a significant effect on the success of Dalian Fushi.

Through the Restructuring Agreements, the Company has a controlling financial interest in Dalian Fushi because it has (i) the power to direct activities of Dalian Fushi that most significantly impact the economic performance of Dalian Fushi and (ii) the obligation to absorb losses from or the right to receive benefits of Dalian Fushi that could potentially be significant to Dalian Fushi. Therefore, in accordance with Accounting Standards Codification 810-10-25-38A, the Company is determined to be the primary beneficiary of Dalian Fushi and consolidates Dalian Fushi in its consolidated financial statements.

Note 8 — Prepaid Taxes, Taxes Payable and Deferred Tax Asset, page F-21

5.
We have read your response to comment 9 in our letter dated December 2, 2010.  The disclosure of pretax income/loss attributed to US and foreign operations should be included in your audited footnotes. Refer to Rule 4-08(h)(1) of Regulation S-X.

The Company respectfully advises the Staff that in our future Form 10-K filings, we will disclose income (loss) before income tax expense (benefit) attributable to US and foreign operations in the footnotes to the consolidated financial statements to comply with Rule 4-08(h)(1) of Regulation S-X.

Parent Company Financial Statements, page F-41

6.
We have read your response to comment 11 in our letter dated December 2, 2010. You have told us the parent company financial statements and footnotes were audited by Frazer Frost as of December 31, 2009 “with the Independent Auditor’s Report dated March 9, 2010.” Please amend your Form 10-K to include the audited parent company financial statements and the required footnotes. If you include these financial statements and the required footnotes in your financial statements ensure they are included within an audited footnote to your financial statements. Otherwise, provide such audited financial statements in Schedule 1 and request that your auditors revise their audit report to indicate that they audited the parent company financial statements included in the Schedule.

The Company respectfully advises the Staff that we will file an amendment to our Form 10-K for the year ended December 31, 2009 (the “10-K/A”) to include the audited parent company financial statements and the required footnotes in the footnotes to our consolidated financial statements.  Frazer Frost will include a revised audit report to indicate that they have audited the parent company financial statements.  We respectfully submit herewith a draft of the proposed 10-K/A for the Staff’s review.  Upon the Staff’s clearance of the proposed 10-K/A, we will file such 10-K/A via EDGAR.

Form 10-Q for the period ended June 30, 2010

Note 19—Business combination, page 24

7.
We have read your response to comment 12 in our letter dated December 2, 2010. Please provide us with a comprehensive understanding of the nature of the property, plant and equipment and land use right that were acquired in the Jinchuan acquisition, and the property, plant and equipment and patents that were acquired in the Hongtai acquisition such that the fair value of these assets significantly exceeded their carrying values and resulted in significant bargain purchase gains. Address for us why the sellers of such assets appear to have accepted a purchase price significantly less than their estimated fair value. Ensure your response discusses the nature of these assets, their useful lives, the approximate age of the asset at the respective acquisition dates, and any restrictions, liens or the like to which the assets may be subject. Also, please tell us what the market research and investigation performed by the independent appraiser for each acquisition entailed, and how such market research and investigation facilitated the fair valuation process, such that the guidance contained in ASC Topic 820-10-35-24 through 820-10-35-28 was appropriately and adequately considered.

The Company respectfully advises the Staff that the property, plant and equipment we acquired in the Jinchuan acquisition consist of a manufacturing plant, an office building, production lines for power cables and office equipment. The useful lives of the manufacturing plant and office building are 20 years.  Their remaining useful lives were approximately 17 years at the date of acquisition. The useful lives of the production lines and office equipment are 10 years and 5 years respectively.  Their remaining useful lives ranged between 5 years and 9.5 years at the date of acquisition. The useful life and remaining useful life at the date of the acquisition of the land use right is 50 years and 44 years, respectively.

The property, plant and equipment we acquired in the Hongtai acquisition consist of welding machines, moulds and other equipment used in the production of bimetallic wire products. The useful lives of these equipment range between 5 to 10 years.  Their remaining useful lives ranged between 3 to 8 years at the date of acquisition. The intangible assets we acquired are two patents related to the production of bimetallic wire products, whose useful lives are 10 and 20 years respectively.  The remaining useful lives of the patents were approximately 8 years and 18 years, respectively, at the date of acquisition.

As of the dates of the acquisitions, there were no restrictions or liens or the like to which the assets may be subject.

The Company and the sellers agreed on the purchase price of the Jinchuan acquisition by reference to the multiples of Jinchuan’s EBITDA calculated based on the accounting standards generally accepted in the People’s Republic of China (“PRC GAAP”).  The Company and the seller agreed on the purchase price of the Hongtai acquisition by reference to the multiples of Hongtai’s EBITDA calculated based on PRC GAAP.

We had engaged Liaoning Hongxing Appraisal LLC to help us determine the fair values of property, plant and equipment and land use right acquired in the Jinchuan acquisition and the Hongtai acquisition. We had also engaged Liaoning Baoye Appraisal, LLC to help us determine the fair values of intangible assets acquired in the Hongtai acquisition. Both Liaoning Hongxing Appraisal LLC and Liaoning Baoye Appraisal, LLC are independent valuation firms.  The market research and investigation performed by the appraisers involved obtaining market information and recent transactions to assist in determining the fair values of the property, plant and equipment.

Liaoning Hongxing Appraisal LLC used cost approach to value property, plant and equipment and land use right.  Liaoning Baoye Appraisal, LLC used income approach to value the patents.  As part of our year-end closing process, we identified certain errors in the original purchase price allocation with respect to the fair value of certain property, plant and equipment.

As a result, we have engaged Liaoning Baoye Appraisal, LLC in early February 2011 to help us determine the fair values of property, plant and equipment and land use right acquired in the Hongtai and Jinchuan acquisitions. Based on the preliminary result we received on February 17, 2011, the purchase consideration exceeded the fair values of net assets acquired in both the Jinchuan acquisition and the Hongtai acquisition, resulting in a goodwill of approximately USD 0.4 million and USD 0.9 million, respectively.  We are evaluating the accuracy and appropriateness of the valuation result as of the date of this letter and will submit a detailed response upon the completion of the evaluation.

*           *           *

The Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Craig Studwell Craig Studwell Chief Financial Officer